Exhibit 99.1

NEWS RELEASE

December 28, 2020

NAVIGATOR HOLDINGS LTD. ANNOUNCES CLOSING OF THE SALE OF 39.1% EQUITY INTEREST TO BW GROUP LIMITED AND CHANGES TO THE BOARD OF DIRECTORS

Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), today announced that the previously announced sale by funds managed by WL Ross & Co. LLC (“WL Ross”) of their approximate 39.1% equity interest in Navigator to BW Group Limited (“BW Group”) closed on December 22, 2020 (the “BW Group Sale”). In connection with the BW Group Sale, Navigator has entered into an Investor Rights Agreement with BW Group, which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain shareholding thresholds) and with limited registration and informational rights. The agreement also provides that, until May 18, 2022 and subject to certain exceptions, BW Group will not acquire common shares that increase its current voting power in Navigator.

Navigator also announced that Andreas Beroutsos has joined its board of directors with effect from December 22, 2020 as a designee following the BW Group Sale. Mr. Beroutsos is the Managing Director, Investments, and the senior group executive for strategic new businesses, at BW Group, a position he has held since 2020. Mr. Beroutsos was a member of the board of OSX-listed BW LPG, an energy transportation company associated with the BW Group, from 2013 until 2020. In his 13 years as a private equity investor, Mr. Beroutsos has been the executive vice president and senior portfolio manager for private equity & infrastructure at Caisse de Dépôt et Placement du Québec (CDPQ), a leading Canadian institutional investor that manages public and para-public pension plans and insurance programs. At CDPQ, Mr. Beroutsos served on the management committee, client committee, and cross-asset-class investment-risk committee; and was the chair of the private equity and infrastructure investment committees. Subsequently, Mr. Beroutsos was a partner at HRS Management LLC. Prior to CDPQ, Mr. Beroutsos led private investments at multi-strategy fund Eton Park Capital Management. Earlier in his career, Mr. Beroutsos spent 17 years at McKinsey & Co., where he was a senior partner. Mr. Beroutsos has been a member of the board of directors of PetSmart, Inc., a pet supplies company and parent of NYSE-listed Chewy (CHWY), since 2015 and of HIG Acquisition Corp. (NYSE: HIGA) since 2020. In 2013, Mr. Beroutsos was selected by European and Greek authorities to serve as an Independent Member on the Board of the Hellenic Financial Stability Fund, overseeing the recapitalization of Greek banks. He holds M.B.A. and B.A. degrees from Harvard University.

Also as of December 22, 2020, Harold L (Hal) Malone has resigned from Navigator’s board of directors and its nominations committee following the closing of the BW Group Sale. Mr. Malone is the Head of Transportation at WL Ross. Mr. Malone’s resignation was not the result of a disagreement with Navigator on any matter relating to its operations, policies or practices.

David Butters, Executive Chairman commented ‘We look forward to welcoming Mr Beroutsos to the Navigator board and have every confidence that his industry and financial experience will provide valued contributions.’ Mr Butters also thanked Mr Malone for all his contributions over the past three and a half years and wished him well in the future.

For further information:

Investor Relations Department – investorrelations@navigatorgas.com

David Butters, Executive Chairman, Tel: +1 212 355 5893

Harry Deans Chief Executive Officer, Tel: +44 20 7340 4850